UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

(Mizuho Securities)

April 28, 2008

Consolidated Financial Summary

(for the year ended March 31, 2008)

Company’s name:	Mizuho Securities Co., Ltd. (“the Company”) (URL http://www.mizuho-sc.com)

Representative:	Keisuke Yokoo, President

For inquiry:	Kiyotaka Somekawa, Managing Director, Head of Risk Management and Finance Group	Phone:	(Country Code 81) 3- 5208-2030

Scheduled date of General Shareholders’ Meeting: June 25, 2008

1.	Business performance for the year ended March 31, 2008 (April 1, 2007 through March 31, 2008)

(note)	a.	All amounts have been rounded down to the nearest one million yen

b.

The percentage in the column of operating revenues, net operating revenues, operating profit, ordinary profit and net profit indicate percentage of change compared to the same period in the previous year.

(1)	Consolidated operating results

	Operating revenues		Net operating revenues		Operating profit		Ordinary profit
	mil. yen	%	mil. yen	%	mil. yen	%	mil. yen	%
Year ended March 31, 2008	223,677	(-65.4)	(296,567)	( —)	(430,293)	( —)	(433,672)	( —)
Year ended March 31, 2007	647,292	(42.4)	165,494	(-8.3)	45,845	(-31.8)	46,315	(-35.4)

	Net profit		Net profit per share	Diluted net profit per share
	mil. yen	%	yen	yen
Year ended March 31, 2008	(418,669)	( —)	(96,512.02)	—	( —)
Year ended March 31, 2007	26,951	(29.5)	7,313.79	—	( —)

(note)	Equity in profit of affiliated companies:	Year ended March 31, 2008:	390 mil. yen
		Year ended March 31, 2007:	113 mil. yen

(2)	Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	mil. yen	mil. yen	%	yen
As of March 31, 2008	21,122,253	331,031	1.6	49,437.93
As of March 31, 2007	21,035,385	439,257	2.1	119,199.55

(note) Net assets	As of March 31, 2008	330,492 mil. yen	As of March 31, 2007	439,250 mil. yen

2.	Dividend condition

	Dividend per share			Total Dividends (Annual)	Dividend Payout (Consolidated)	Dividend on Equity (Consolidated)
	As of Sep. 30	As of Mar. 31	Full Year
	yen	yen	yen	mil. yen	%	%
Year ended March 31, 2007	— . —	3,800.00	3,800.00	14,003	52.0	3.3
Year ended March 31, 2008	— . —	— . —	0.00	—	—	—

3.	Others

(1)	Change in number of material subsidiaries during the fiscal year: None

(2)	Change in accounting principle, procedure and presentation preparing the consolidated financial statements

(noted in “Change in the basis of consolidated financial statements”)

a. Change due to revision of accounting standards: Yes
b. Other changes: None

(Note) Refer to page 11 “Change in the basis of consolidated financial statements” for details.

(3)	Number of shares issued and outstanding (Common stock)

a. Number of shares issued and outstanding (incl. treasury stock)	As of March 31, 2008	6,685,000 shares
	As of March 31, 2007	3,685,000 shares
b. Number of treasury stock	As of March 31, 2008	- shares
	As of March 31, 2007	- shares

(Mizuho Securities)

(Note) Summary of nonconsolidated business performance

1.	Business performance for the year ended March 31, 2008 (April 1, 2007 through March 31, 2008)

(1)	Nonconsolidated operating results

	Operating revenues		Net operating revenues		Operating profit		Ordinary profit
	mil. yen	%	mil. yen	%	mil. yen	%	mil. yen	%
Year ended March 31, 2008	93,916	(-30.9)	49,716	(-56.9)	(30,252)	( —)	(25,633)	( —)
Year ended March 31, 2007	135,932	(-2.1)	115,300	(-9.5)	43,529	(-29.1)	45,267	(-27.9)

	Net profit		Net profit per share	Diluted net profit per share
	mil. yen	%	yen	yen
Year ended March 31, 2008	(437,860)	( —)	(100,935.91)	—.—
Year ended March 31, 2007	27,835	(104.5)	7,553.61	—.—

(2)	Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share	Capital adequacy ratio
	mil. yen	mil. yen	%	yen	%
As of March 31, 2008	12,695,032	326,151	2.6	48,788.55	266.9
As of March 31, 2007	10,536,114	403,626	3.8	109,532.18	263.1

(Note) Net Assets	As of March 31, 2008:	326,151 mil. yen	As of March 31, 2007:	403,626 mil. yen

(Mizuho Securities)

[Overview of group structure]

The core business areas of the Company and its group are securities and investment banking business, such as debt and equity securities, M&A, structured finance. The Company serves its customer base which includes corporate clients, financial institutions and public sector organizations, by offering high-quality, value-added financial products and services which meet wide variety of customers’ needs.

The Company has presence in major financial centers in the UK, Switzerland, the United States and Hong Kong through its subsidiaries, which enables the Company to provide globally its services and products such as equities and underwriting.

The major companies in the Company’s group are as follows:

Name of Companies	Location	Capital	Major Operations	Ownership Percentage
(Parent Companies)
Mizuho Financial Group, Inc.	Chiyoda-ku, Tokyo	mil. Yen 1,540,965	Financial holding company	—
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	mil. Yen 1,070,965	Commercial banking	—

(Consolidated Subsidiaries)
Mizuho Securities Asia Limited	Hong Kong, People’s Republic of China	mil. HK$ 330	Securities	100.00%
Japan Investor Relations and Investor Support, Inc.	Chiyoda-ku, Tokyo	mil. Yen 100	Consulting services and information providing services	97.00%
The Bridgeford Group, Inc.	New York, USA	US$ 1,000,000	M&A business	100.00%
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	mil. SFR 53	Commercial banking and fiduciary services	100.00%
Mizuho International plc	London, UK	mil. £ 2,314	Securities and commercial banking	100.00%
Mizuho Securities USA Inc.	New York, USA	US$ 231,300	Securities	100.00%
Basic Capital Management, Limited	Chiyoda-ku, Tokyo	mil. Yen 100	Financial services	100.00%
Mizuho Investment Consulting (Shanghai) Co., Ltd.	Shanghai, People’s Republic of China	mil. CNY 10	Consulting services	100.00%
Industrial Decisions, Inc.	Shinagawa-ku, Tokyo	mil. Yen 40	Consulting services	50.00%
Mizuho Securities Shinko Principal Investment Co., Ltd.	Cyuo-ku, Tokyo	mil. Yen 1,000	Investment services	90.00%

(Affiliates)
Mobile Internet Capital Inc.	Minato-ku, Tokyo	mil. Yen 100	Venture capital	30.00%
Japan Industrial Partners Inc.	Chiyoda-ku, Tokyo	mil. Yen 100	Financial services	25.00%
Energy & Environment Investment, Inc.	Shinagawa-ku, Tokyo	mil. Yen 100	Financial services	50.00%

(Note)
a.	Mizuho Investment Consulting (Shanghai) Co., Ltd. was founded in April 2007 as a 100% subsidiary of the Company.
b.	Energy & Environment Investment, Inc. (formerly Japan Energy Investment, Inc.) changed its name in July 2007, and the Company’s holding increased from 35% to 50% following further investment.
c.	Industrial Decisions, Inc. is fully consolidated from December 2007 as it came within “effective control” of the Company.
d.	Mizuho Securities Shinko Principal Investment Co., Ltd. became a subsidiary of the Company with the subscription of new share issue in January 2008.
e.	Holding in Japan Industrial Partners Inc. is decreased from 33.75% to 25.00% following partial divestment in March 2008.

(Mizuho Securities)

Consolidated Balance Sheets

(As of March 31, 2008)

	(Unit: Millions of yen)
Descriptions	As of March 31, 2007	As of March 31, 2008	Change
Assets
Current assets	20,909,417	21,038,371	128,953
Cash and deposits	90,872	148,286	57,414
Cash segregated as deposits	18,198	16,915	(1,283)
Securities	16,323	7,967	(8,355)
Trading assets	6,846,573	8,531,592	1,685,019
Trading securities and others	6,631,179	7,850,567	1,219,387
Operating loan assets	8,421	40,279	31,857
Derivatives transactions	206,971	640,746	433,775
Operating investment securities	50,317	74,157	23,839
Operating loan receivables	500	2,012	1,512
Margin transaction assets	2,699	4,177	1,478
Loans secured by securities	13,721,584	11,423,819	(2,297,764)
Payments for subscription	329	820	491
Guarantee deposits	65,823	274,601	208,777
Securities: fail to deliver	2,053	413,407	411,354
Variation margin paid	11,574	58,051	46,476
Short-term loans receivable	2,421	2,076	(345)
Accrued income	58,262	48,807	(9,455)
Short-term deferred tax assets	4,001	11,900	7,898
Others	17,898	19,830	1,931
Allowance for doubtful accounts	(17)	(55)	(37)
Fixed assets	125,968	83,882	(42,085)
Tangible fixed assets	11,050	14,822	3,772
Buildings	5,302	5,762	459
Furniture and fixtures	5,747	9,060	3,312
Intangible fixed assets	10,118	14,223	4,105
Goodwill	60	—	(60)
Software	9,997	14,163	4,165
Others	60	60	0
Investments	104,799	54,836	(49,963)
Investment securities	94,459	22,664	(71,795)
Other equity investments	781	591	(190)
Long-term guarantee deposits	3,795	6,441	2,645
Long-term prepaid expenses	5	1,397	1,391
Long-term deferred tax assets	4,496	20,472	15,975
Others	1,261	3,269	2,008

Total assets	21,035,385	21,122,253	86,867

(Mizuho Securities)

	(Unit: Millions of yen)
Descriptions	As of March 31, 2007	As of March 31, 2008	Change
Liabilities
Current liabilities	19,743,475	19,713,733	(29,742)
Trading liabilities	5,799,324	4,845,986	(953,337)
Trading securities and others	5,568,115	4,034,648	(1,533,466)
Derivative transactions	231,208	811,338	580,129
Payable—unsettled trades	245,731	206,352	(39,379)
Margin transaction liabilities	8,563	7,771	(791)
Borrowings secured by securities	11,144,962	10,697,060	(447,902)
Deposits received	27,416	20,525	(6,891)
Cash collateral received from customers	76,200	202,727	126,526
Securities: fails to receive	2,518	436,170	433,652
Short-term borrowings	1,926,542	2,830,083	903,541
Commercial paper	390,200	287,900	(102,300)
Short-term bonds and notes	24,893	104,472	79,578
Accrued expenses	65,168	46,783	(18,385)
Income taxes payable	693	1,128	434
Reserve for bonuses	21,655	21,345	(310)
Short-term deferred tax liabilities	24	6	(18)
Others	9,579	5,420	(4,159)
Fixed liabilities	850,624	1,075,460	224,836
Bonds and notes	522,005	597,701	75,695
Long-term borrowings	320,194	469,287	149,093
Deferred tax liabilities	475	641	165
Reserve for retirement benefits	7,473	7,315	(157)
Reserve for retirement benefits for directors, operating officers and corporate auditors	451	468	16
Others	23	46	22
Statutory reserves	2,027	2,027	—
Securities transaction liability reserve	1,922	1,922	—
Futures transaction liability reserve	104	104	—

Total liabilities	20,596,128	20,791,222	195,094

Net Assets
Shareholders’ equity	392,833	360,796	(32,037)
Common stock	195,146	395,146	200,000
Capital surplus	125,288	325,288	200,000
Retained earnings	72,399	(359,638)	(432,037)
Revaluation / translation difference	46,416	(30,303)	(76,719)
Unrealized gains (or losses) on other securities, net of taxes	29,579	1,185	(28,393)
Foreign currency translation adjustments	16,837	(31,489)	(48,326)
Minority interests	7	538	531

Total net assets	439,257	331,031	(108,226)

Total liabilities, minority interests and net assets	21,035,385	21,122,253	86,867

(Mizuho Securities)

Consolidated Statements of Operations

(for the year ended March 31, 2008)

	(Unit: Millions of yen)
Descriptions	Year ended March 31, 2007	Year ended March 31, 2008	Period to period comparison (%)
Operating Revenues	647,292	223,677	34.6%
Commission	77,905	75,241	96.6%
Trading profits (losses)	63,245	(413,259)	—
Net gains (losses) on operating investment securities	(414)	3,388	—
Interest and dividend income	506,555	558,306	110.2%
Interest expense	481,798	520,244	108.0%

Net operating revenues (losses)	165,494	(296,567)	—

Selling, general and administrative expenses	119,649	133,725	111.8%
Commissions and other transaction-related expenses	26,786	27,573	102.9%
Compensation and benefits	61,103	64,798	106.0%
Occupancy	13,298	17,781	133.7%
Data processing and office supplies	6,673	7,877	118.0%
Depreciation	6,301	7,671	121.7%
Amortization of goodwill	739	52	7.1%
Taxes and dues other than income taxes	1,619	2,094	129.4%
Others	3,126	5,877	188.0%

Operating profits (losses)	45,845	(430,293)	—

Non-operating revenues	3,937	3,026	76.9%
Equity in profit of affiliated companies	113	390	346.0%
Others	3,824	2,635	68.9%
Non-operating expenses	3,467	6,406	184.8%

Ordinary profits (losses)	46,315	(433,672)	—

Non-ordinary profits	769	19,881	—
Non-ordinary losses	831	13,160	—

Profits (losses) before income taxes and minority interests in net profits (losses)	46,253	(426,951)	—

Income taxes—current	14,108	4,800	34.0%

Income taxes—deferred	5,193	(13,043)	—

Minority interests in net profits (losses)	1	(38)	—

Net profits (losses)	26,951	(418,669)	—

(Mizuho Securities)

Consolidated Statements of Changes in Net Assets

(for the year ended March 31, 2007)

	(Unit: Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Total shareholders’ equity
Beginning balance as of March 31, 2006	195,146	125,288	52,081	372,515

Change in this period
Dividend paid	—	—	(6,633)	(6,633)
Net profit of this period	—	—	26,951	26,951
Net change in items other than shareholders’ equity	—	—	—	—

Total change in this period	—	—	20,318	20,318

Ending balance as of March 31, 2007	195,146	125,288	72,399	392,833

	Revaluation and translation difference			Minority Interests	Total net assets
	Net unrealized gains (or losses) on other securities, net of taxes	Translation differences	Total revaluation / translation difference
Beginning balance as of March 31, 2006	35,471	5,677	41,148	6	413,670

Change in this period
Dividend paid	—	—	—	—	(6,633)
Net profit of this period	—	—	—	—	26,951
Net change in items other than shareholders’ equity	(5,891)	11,159	5,267	1	5,268

Total change in this period	(5,891)	11,159	5,267	1	25,586

Ending balance as of March 31, 2007	29,579	16,837	46,416	7	439,257

(Mizuho Securities)

Consolidated Statements of Changes in Net Assets

(for the year ended March 31, 2008)

	(Unit: Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Total shareholders’ equity
Beginning balance as of March 31, 2007	195,146	125,288	72,399	392,833

Increase due to change in accounting policies in foreign subsidiaries	—	—	634	634

Change in this period
New shares issued	200,000	200,000	—	400,000
Dividend paid	—	—	(14,003)	(14,003)
Net losses of the period	—	—	(418,669)	(418,669)
Net change in items other than shareholders’ equity	—	—	—	—

Total change in this period	200,000	200,000	(432,672)	(32,672)

Ending balance as of March 31, 2008	395,146	325,288	(359,638)	360,796

	Revaluation and translation difference			Minority Interests	Total net assets
	Net unrealized gains (or losses) on other securities, net of taxes	Translation differences	Total revaluation / translation difference
Beginning balance as of March 31, 2007	29,579	16,837	46,416	7	439,257

Increase due to change in accounting policies in foreign subsidiaries	—	—	—	—	634

Change in this period
New shares issued	—	—	—	—	400,000
Dividend paid	—	—	—	—	(14,003)
Net losses of the period	—	—	—	—	(418,669)
Net change in items other than shareholders’ equity	(28,393)	(48,326)	(76,719)	531	(76,188)

Total change in this period	(28,393)	(48,326)	(76,719)	531	(108,861)

Ending balance as of March 31, 2008	1,185	(31,489)	(30,303)	538	331,031

(Mizuho Securities)

Note to consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the “Regulations of Consolidated Financial Statements” (Ministry of Finance (MoF) Ordinance No.28, 1976) (the “Regulations”), as well as with the “Cabinet Office Ordinance Concerning Financial Instruments Business “ (Cabinet Office Ordinance No.52, 2007), “Uniform Accounting Standards of Securities Companies” (approved by the board of directors of Japan Securities Dealers Association, November 14, 1974), and the “Cabinet Office Ordinance Concerning Financial Accounting and Reporting for Special Finance Company” (Prime Minister’s Office and MoF Ordinance No. 32, 1999), subject to the provisions of Article 46 and Article 68 of the Regulations.

Basis of consolidated financial statements

1.	Scope of consolidation

Consolidated subsidiaries: 22 companies

Name of major subsidiaries

Mizuho Securities Asia Limited

Japan Investor Relations and Investor Support, Inc.

The Bridgeford Group, Inc.

Mizuho Bank (Switzerland) Ltd

Mizuho International plc

Mizuho Securities USA Inc.

Basic Capital Management, Limited

Mizuho Investment Consulting (Shanghai) Co., Ltd.

Industrial Decisions, Inc.

Mizuho Securities Shinko Principal Investment Co., Ltd.

(note)

Mizuho Investment Consulting (Shanghai) Co., Ltd., Greater China Investments GP (Cayman) Ltd. and Greater China PE Fund L.P. were newly founded as subsidiaries of the Company in this period. Due to application of Practical Issue Task Force No.18, “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Accounting Standards Board of Japan, May 17, 2006) and for other reasons, 6 special purpose companies owned by Mizuho International plc are treated as consolidated subsidiaries from this period.

Industrial Decisions, Inc. is fully consolidated as it came under “effective control” of the Company. With Mizuho Securities Shinko Principal Investment Co., Ltd. becoming a subsidiary following the new share subscription by of the Company, an investment limited partnership of which Mizuho Securities Shinko Principal Investment Co., Ltd. is a general partner, is now also within the scope of consolidation.

2.	Application of equity method

Affiliates accounted for under equity method: 8 companies

Name of major affiliates

Mobile Internet Capital Inc.

Japan Industrial Partners Inc.

Energy & Environment Investment, Inc.

(note)	a.	Mizuho Alternative Investments, LLC and Energy & Environment First Investment Limited Partnership which were founded in this period, are accounted for under equity method.
	b.	Holdings in Polaris Principal Finance Co., Ltd. which was previously accounted for under equity method, was divested and excluded from consolidation from this period. As a result, an investment limited partnership whose general partner was Polaris Principal Finance Co., Ltd. was also excluded from consolidation from this period.
	c.	Industrial Decisions, Inc. is fully consolidated now, and is no longer accounted for under equity method.
	d.	Max Investment Advisory Co., Ltd. is liquidated and is excluded from the scope of the consolidation.

3.	Year ends of subsidiaries

Our subsidiaries have coterminous March 31 year end with the Company, except for Mizuho Investment Consulting (Shanghai) Co., Ltd. and other four subsidiaries, who have December 31 year end. Except for one company, December 31 financial statements are used for these subsidiaries with non-conterminous year end, with necessary adjustments made for the effect of significant transactions or events, if any, that occurred between the reporting date of the subsidiaries and that of the Company.

4.	Accounting policies

(1)	Valuation of trading account securities and derivatives

The Company and its subsidiaries, through its trading activities, intend to contribute to the market for their liquidity and price discovery process.

The Company holds trading positions for the purpose of : 1) responding to counterparties’ needs to invest or hedge risk, and 2) gaining profit or mitigating loss due to fluctuations of market prices and differences of prices in various markets.

Securities, derivative transactions, and assets or liabilities in trading account are recorded at fair value.

(2)	Valuation of non-trading securities

Non-trading securities are valued as follows:

A.	Other securities with market value

Recorded at market value. Difference between the cost, using the moving average method, and market value is recorded as net unrealized gains (or losses) on other securities, net of taxes in net assets on the balance sheet.

B.	Other securities without market value

Recorded at cost using moving average method.

C.	Investment in Investment Associations (Treated as securities by Article 2(2) of Securities and Exchange Law) Initially recorded at cost and subsequently adjusted to reflect the Company’s share of the net profit or loss of the partnership based on the latest financial reports available.

(Mizuho Securities)

(3)	Depreciation method of significant assets

A.	Tangible fixed assets

The Company and its domestic subsidiaries apply the declining-balance method except for buildings (excluding leasehold improvement) acquired after March 31, 1998, for which the straight-line method is used.

Overseas subsidiaries mainly apply the straight-line method.

B.	Intangible fixed assets

The straight-line method is primarily applied.

The amortization period of software for internal use (5-10 years) is determined based on estimated internal useful lives.

(4)	Deferred assets

Bond issuance cost and stock issuance cost are charged to income when incurred.

(5)	Accounting policies for reserves

A.	Allowance for doubtful accounts

The Company provides the allowance for possible losses on doubtful accounts. For performing assets, allowance is calculated based on the past loss experience. For non-performing assets, it is based on the management’s assessment of recoverability of the assets, and amount expected to be non-recoverable is provided for.

B.	Reserve for bonuses

Reserve is provided for bonus payments to employees and corporate officers at the amount accrued at the end of the period, based on the estimated future payments and service periods.

C.	Reserve for retirement benefits

Reserve for retirement benefits is provided for future retirement benefits to employees and corporate officers based on actuarial retirement benefits and plan assets at end of year.

Prior service cost is charged to income in the period which the cost is recognized.

Net actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

D.	Reserve for retirement benefits for directors, operating officers and corporate auditors

Reserve for retirement benefits for directors, operating officers and corporate auditors is provided for future retirement benefits for them at the amount accrued at the end of the period, based on prescribed calculation method.

(6)	Accounting for lease transactions

Financing leases other than those for which the ownership of the leased property transfers to the lessee are mainly accounted for as ordinary rental transactions.

(7)	Accounting for hedging transactions

Certain forward foreign exchange transactions are entered into to hedge currency risk of investments in overseas subsidiaries. Gains and losses from such transactions are deferred to the extent that such hedge is effective, and are shown under “Foreign currency translation adjustments” in Net assets.

Borrowings in foreign currency entered into to hedge exchange risk of foreign currency denominated operating investment securities are accounted for under fair value hedge accounting.

Interest rate swaps to hedge interest rate rise of borrowings are, when they qualify for exceptional treatment, accounted for under exceptional method as permitted under Japanese GAAP.

(8)	Other significant accounting policies

Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

5.	Valuation of assets and liabilities of subsidiaries acquired

All assets and liabilities consolidated subsidiaries are valued at fair value and included in the consolidated financial statements when acquired.

(Mizuho Securities)

Change in the basis of consolidated financial statements

1.	Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries

The Company applied from this period “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (PITF No.18, Accounting Standards Board of Japan, May 17, 2006), which is applicable to the fiscal period commencing on or after April 1, 2008, but early adoption is allowed. The effect on the consolidated financial statements is immaterial.

2.	Application of new depreciation method

The company and its subsidiaries in Japan changed its depreciation method for assets acquired on or after April 1, 2007 to comply with Tax Reform Act 2007 and “The treatment of depreciation for audit purpose at the present stage” (JICPA Audit and Assurance Practice Committee Report No.81, April 25, 2007). The effect on the consolidated financial statements is immaterial.

Note to consolidated statement of change in net assets

Previous fiscal year (for the year ended March 31, 2007)

1.	Number of shares outstanding

	(unit: shares)
	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock	3,685,000	—	—	3,685,000

2.	Treasury stock

The Company has no treasury stock at the end of the period.

3.	Dividends

(1)	Dividend paid

Resolution	Type of shares	Amount of dividend	Dividend per share	Record date	Effective date
General shareholders’ meeting on June 26, 2006	Common stock	6,633 million yen	1,800 yen	March 31, 2006	June 27, 2006

(2)	Dividend to be paid in the following year

Type of shares	Amount of dividend	Resource of dividend	Dividend per share	Record date	Effective date
Common stock	14,003 million yen	Retained Earnings	3,800 yen	March 31, 2007	June 26, 2007

This fiscal year (for the year ended March 31, 2008)

1.	Number of shares outstanding

	(unit: shares)
	As of March 31, 2007	Increase	Decrease	As of March 31, 2008
Common stock	3,685,000	3,000,000	—	6,685,000

(note)

Increase in the period is to Mizuho Corporate Bank, Ltd new share issuance through a third-party allocation.

2.	Treasury stock

The Company has no treasury stock at the end of the period.

3.	Dividends

(1)	Dividend paid

Resolution	Type of shares	Amount of dividend	Dividend per share	Record date	Effective date
General shareholders’ meeting on June 25, 2007	Common stock	14,003 million yen	3,800 yen	March 31, 2007	June 26, 2007

(2)	Dividend to be paid in the following year

There are no applicable items

(Mizuho Securities)

Consolidated Financial Data

(for the year ended March 31, 2008)

1.	Commission Income

(1)	Breakdown by categories

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Brokerage commission	23,788	20,039	84.2%
(Stocks)	(16,813)	(13,326)	(79.3%)
(Bonds)	(6,964)	(6,701)	(96.2%)
Underwriting and selling commissions	24,831	16,345	65.8%
(Stocks)	(16,123)	(4,790)	(29.7%)
(Bonds)	(8,321)	(10,651)	(128.0%)
Subscription and distribution commissions	1,355	2,134	157.4%
(Stocks)	(1)	(855)	( —)
(Bonds)	(552)	(371)	(67.3%)
(Investment trusts)	(382)	(500)	(130.8%)
Other commissions received	27,929	36,722	131.5%

Total	77,905	75,241	96.6%

(2)	Breakdown by products

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Stocks	33,526	19,591	58.4%
Bonds	18,839	20,197	107.2%
Investment trusts	3,689	4,959	134.4%
Others	21,849	30,492	139.6%

Total	77,905	75,241	96.6%

2.	Trading profit / loss

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Stocks	20,510	(16,077)	—
Bonds, Foreign exchange and Others	42,734	(397,182)	—

Total	63,245	(413,259)	—

(Mizuho Securities)

(Reference Data)

Quarterly Trends in Consolidated Statements of Operations

	(Unit: Millions of yen)
Description	Three months ended Mar. 31, 2007	Three months ended Jun. 30, 2007	Three months ended Sep. 30, 2007	Three months ended Dec. 31, 2007	Three months ended Mar. 31, 2008
Operating Revenues	183,620	207,687	135,114	4,465	(123,590)
Commissions	20,640	17,200	17,827	16,108	24,105
Trading profits (losses)	16,168	27,434	(43,427)	(174,992)	(222,274)
Net gains (losses) on operating investment securities	(161)	776	3,258	(887)	241
Interest and dividend income	146,973	162,276	157,455	164,237	74,337
Interest Income	139,115	157,629	148,913	156,265	57,436

Net operating revenues (losses)	44,505	50,058	(13,799)	(151,799)	(181,026)

Selling, general and administrative expenses	32,721	35,336	33,447	34,315	30,626
Commissions and other transaction-related expenses	7,223	7,279	8,174	4,908	7,209
Compensation and benefits	16,908	17,602	16,847	18,944	11,404
Occupancy	3,892	4,412	4,133	4,626	4,609
Data processing and office supplies	2,097	2,484	1,495	1,843	2,054
Depreciation	1,680	1,714	1,737	2,159	2,059
Amortization of goodwill	15	15	15	15	7
Taxes and dues other than income taxes	462	495	367	507	725
Others	442	1,332	676	1,311	2,557

Operating Profits (losses)	11,783	14,721	(47,246)	(186,115)	(211,652)

Non-operating Revenues	1,961	825	847	625	729
Equity in profit of affiliated companies	9	28	358	185	(181)
Others	1,951	797	488	439	910
Non-operating expenses	1,334	1,116	1,456	1,781	2,051

Ordinary Profits (losses)	12,410	14,430	(47,856)	(187,272)	(212,974)

Non-ordinary profits	284	777	935	18,358	(190)
Non-ordinary losses	368	305	5,914	771	6,169

Profits (losses) before income taxes and minority interests in net profits (losses)	12,326	14,902	(52,834)	(169,685)	(219,334)

Income taxes—current	6,172	7,946	(5,864)	1,502	1,215

Income taxes—deferred	(2,054)	828	(13,782)	(1,543)	1,453

Minority interests in net profits (losses)	0	1	(0)	3	(43)

Net profits (losses)	8,208	6,125	(33,186)	(169,647)	(221,960)

(Mizuho Securities)

Nonconsolidated Balance Sheets

(As of March 31, 2008)

	(Unit: Millions of yen)
Descriptions	As of March 31, 2007	As of March 31, 2008	Change
Assets
Current assets	10,278,106	12,476,240	2,198,134
Cash and deposits	38,665	39,462	796
Cash segregated as deposits	18,198	16,915	(1,283)
Trading assets	5,671,001	7,543,860	1,872,859
Trading securities and others	5,485,135	7,002,202	1,517,066
Loan assets	8,421	40,279	31,857
Derivative transactions	177,443	501,379	323,935
Operating investment securities	40,091	33,433	(6,657)
Operating loan receivables	500	2,012	1,512
Margin transaction assets	870	1,974	1,103
Loans secured by securities	4,422,012	4,657,424	235,412
Payments for subscription	329	820	491
Guarantee deposits	54,738	99,606	44,868
Securities: fail to deliver	991	—	(991)
Variation margin paid	2,674	8,644	5,969
Short-term loans	—	27,915	27,915
Accrued income	19,976	22,460	2,483
Tax refundable	1,704	5,949	4,245
Short-term deferred tax assets	3,951	11,497	7,545
Others	2,405	4,267	1,861
Allowance for doubtful accounts	(5)	(4)	1
Fixed assets	258,008	218,791	(39,217)
Tangible fixed assets	6,182	10,435	4,252
Buildings	2,724	2,846	122
Furniture and fixtures	3,458	7,588	4,130
Intangible fixed assets	8,314	12,370	4,055
Goodwill	60	—	(60)
Software	8,202	12,320	4,117
Others	52	49	(2)
Investments and other assets	243,510	195,986	(47,524)
Investment securities	72,042	7,260	(64,782)
Investment in affiliates	132,035	148,781	16,746
Long-term loan to affiliates	23,000	8,970	(14,030)
Long-term guarantee deposits	3,660	6,197	2,536
Long-term prepaid expenses	5	1,397	1,391
Long-term deferred tax assets	11,544	22,018	10,473
Others	1,221	1,361	140
Allowance for doubtful accounts	—	(0)	(0)

Total assets	10,536,114	12,695,032	2,158,917

(Mizuho Securities)

	(Unit: Millions of yen)
Descriptions	As of March 31, 2007	As of March 31, 2008	Change
Liabilities
Current liabilities	9,513,310	11,561,216	2,047,905
Trading liabilities	4,328,457	4,155,816	(172,641)
Trading securities and others	4,139,223	3,655,375	(483,848)
Derivative transactions	189,233	500,440	311,206
Payable—unsettled trades	132,845	197,253	64,407
Margin transaction liabilities	8,716	7,771	(944)
Borrowings secured by securities	2,834,477	4,118,380	1,283,903
Deposits received	18,689	14,974	(3,715)
Cash collateral received from customers	9,247	34,789	25,541
Securities: fails to receive	989	6	(983)
Short-term borrowings	1,754,276	2,658,236	903,960
Commercial paper	390,200	287,900	(102,300)
Short-term bonds and notes	11,200	65,700	54,500
Advance receipt	765	11	(753)
Accrued expenses	16,069	16,698	629
Reserve for bonuses	6,682	3,243	(3,438)
Others	694	433	(261)
Fixed liabilities	617,149	805,636	188,486
Bonds and notes	302,800	331,100	28,300
Long-term borrowings	190,560	244,878	54,318
Long-term borrowings from affiliates	116,400	222,000	105,600
Reserve for retirement benefits	6,938	7,189	251
Reserve for retirement benefits for directors, operating officers and corporate auditors	451	468	16
Statutory reserves	2,027	2,027	—
Securities transaction liability reserve	1,922	1,922	—
Futures transaction liability reserves	104	104	—

Total liabilities	10,132,488	12,368,880	2,236,391

Net assets
Shareholders’ equity	377,605	325,742	(51,863)
Common stock	195,146	395,146	200,000
Capital surplus	125,288	325,288	200,000
Additional paid-in capital	125,288	325,288	200,000
Retained earnings	57,171	(394,692)	(451,863)
Legal earned reserve	870	870	—
Voluntary reserve	56,300	(395,562)	(451,863)
Reserve for special depreciation	12	—	(12)
Other reserve	1,500	1,500	—
Unappropriated retained earnings	54,788	(397,062)	(451,851)
Revaluation/translation difference	26,020	409	(25,611)
Net unrealized gains (or losses) on other securities, net of taxes	29,174	409	(28,765)
Net deferred hedge losses (or gains), net of taxes	(3,154)	—	3,154

Total net assets	403,626	326,151	(77,474)

Total liabilities and net assets	10,536,114	12,695,032	2,158,917

(Mizuho Securities)

Nonconsolidated Statements of Operations

(for the year ended March 31, 2008)

	(Unit: Millions of yen)
Descriptions	Year ended March 31, 2007	Year ended March 31, 2008	Period to period comparison (%)
Operating Revenues	135,932	93,916	69.1%
Commissions	72,221	59,813	82.8%
Trading profits (losses)	34,967	(26,393)	—
Net gains on operating investment securities	555	5,626	—
Interest and dividend income	28,188	54,869	194.7%
Interest expenses	20,631	44,200	214.2%

Net operating revenues	115,300	49,716	43.1%

Selling, general and administrative expenses	71,771	79,968	111.4%
Commissions and other transaction-related expenses	18,071	21,657	119.8%
Compensation and benefits	30,298	28,013	92.5%
Occupancy	10,634	15,122	142.2%
Data processing and office supplies	5,239	5,405	103.2%
Depreciation	4,047	5,486	135.5%
Amortization of goodwill	60	60	100.0%
Taxes and dues other than income taxes	1,587	2,012	126.8%
Others	1,831	2,209	120.7%

Operating profits (losses)	43,529	(30,252)	—

Non-operating revenues	4,817	10,788	224.0%
Non-operating expenses	3,079	6,169	200.4%

Ordinary profits (losses)	45,267	(25,633)	—

Non-ordinary profits	9	18,452	—
Non-ordinary losses	768	439,074	—

Profits (losses) before income taxes	44,508	(446,256)	—

Income taxes—current	12,892	978	7.6%

Income taxes—deferred	3,780	(9,373)	—

Net profits (losses)	27,835	(437,860)	—

(Mizuho Securities)

Nonconsolidated Statements of Changes in Net Assets

(for the year ended March 31, 2007)

	(Unit: Millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
					Voluntary reserve
	Common stock	Additional paid-in capital	Total capital surplus	Legal earned reserve	Reserve for special depreciation	Other reserve	Unappropriated retained earnings	Total retained earnings	Total shareholders’ equity
Beginning balance as of March 31, 2006	195,146	125,288	125,288	870	61	1,500	33,536	35,969	356,403

Change in this period
Dividend paid	—	—	—	—	—	—	(6,633)	(6,633)	(6,633)
Net profit of this period	—	—	—	—	—	—	27,835	27,835	27,835
Release of reserve for special depreciation	—	—	—	—	(49)	—	49	—	—
Net change in items other than shareholders’ equity	—	—	—	—	—	—	—	—	—

Total change in this period	—	—	—	—	(49)	—	21,251	21,202	21,202

Ending balance as of March 31, 2007	195,146	125,288	125,288	870	12	1,500	54,788	57,171	377,605

	Revaluation / translation difference			Total net assets
	Net unrealized gains (or losses) on other securities, net of taxes	Net deferred hedge losses (or gains), net of taxes	Total revaluation / translation difference
Beginning balance as of March 31, 2006	35,451	—	35,451	391,854

Change in this period
Dividend paid	—	—	—	(6,633)
Net profit of this period	—	—	—	27,835
Release of reserve for special depreciation	—	—	—	—
Net change in items other than shareholders’ equity	(6,276)	(3,154)	(9,430)	(9,430)

Total change in this period	(6,276)	(3,154)	(9,430)	11,771

Ending balance as of March 31, 2007	29,174	(3,154)	26,020	403,626

(Mizuho Securities)

Nonconsolidated Statements of Changes in Net Assets

(for the year ended March 31, 2008)

	(Unit: Millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
					Voluntary reserve
	Common stock	Additional paid-in capital	Total capital surplus	Legal earned reserve	Reserve for special depreciation	Other reserve	Unappropriated retained earnings	Total retained earnings	Total shareholders’ equity
Beginning balance as of March 31, 2007	195,146	125,288	125,288	870	12	1,500	54,788	57,171	377,605

Change in this period
New shares issued	200,000	200,000	200,000	—	—	—	—	—	400,000
Dividend paid	—	—	—	—	—	—	(14,003)	(14,003)	(14,003)
Net loss of this period	—	—	—	—	—	—	(437,860)	(437,860)	(437,860)
Release of reserve for special depreciation	—	—	—	—	(12)	—	12	—	—
Net change in items other than shareholders’ equity	—	—	—	—	—	—	—	—	—

Total change in this period	200,000	200,000	200,000	—	(12)	—	(451,851)	(451,863)	(51,863)

Ending balance as of March 31, 2008	395,146	325,288	325,288	870	—	1,500	(397,062)	(394,692)	325,742

	Revaluation / translation difference			Total net assets
	Net unrealized gains (or losses) on other securities, net of taxes	Net deferred hedge losses (or gains), net of taxes	Total revaluation / translation difference
Beginning balance as of March 31, 2007	29,174	(3,154)	26,020	403,626

Change in this period
New shares issued	—	—	—	400,000
Dividend paid	—	—	—	(14,003)
Net loss of this period	—	—	—	(437,860)
Release of reserve for special depreciation	—	—	—	—
Net change in items other than shareholders’ equity	(28,765)	3,154	(25,611)	(25,611)

Total change in this period	(28,765)	3,154	(25,611)	(77,474)

Ending balance as of March 31, 2008	409	—	409	326,151

(Mizuho Securities)

Notes to nonconsolidated financial statements

The Company’s financial statements are prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance (MoF) Ordinance No.59, 1963) (the “Regulations”), as well as with the “Cabinet Office Ordinance Concerning Financial Instruments Business “ (Cabinet Office Ordinance No.52, 2007), “Uniform Accounting Standards of Securities Companies” (approved by the board of directors of Japan Securities Dealers Association, November 14, 1974), and the “Cabinet Office Ordinance Concerning Financial Accounting and Reporting for Special Finance Company” (Prime Minister’s Office and MoF Ordinance No. 32, 1999), subject to the provisions of Article 2 of the Regulations.

Basis of nonconsolidated financial statements

1.	Valuation of trading account securities and derivatives

The Company holds trading positions for the purpose of: 1) responding to counterparties’ needs to invest or hedge risk, and 2) gaining profit or mitigating loss due to fluctuations of market prices and differences of prices in various markets.

Securities, derivative transactions, and assets or liabilities in trading account are recorded at fair value.

2.	Valuation of non-trading securities

(1)	Investments in subsidiaries and affiliates are stated at cost, using the moving average method.

(2)	Other securities:

A)	Other securities with market value

Recorded at market value. Difference between the cost, using the moving average method, and market value is recorded as net unrealized gains (or losses) on other securities, net of taxes in net assets on the balance sheet.

B)	Other securities without market value

Recorded at cost using the moving average method.

C)	Investment in Investment Associations (Treated as securities by Article 2(2) of Financial Instruments and Exchange Law)

Initially recorded at cost and subsequently adjusted to reflect the Company’s share of the net profit or loss of the partnership based on the latest financial reports available.

3.	Depreciation and amortization

(1)	Tangible fixed assets

The Company applies the declining-balance method except for buildings (excluding leasehold improvement) acquired after March 31, 1998, for which the straight-line method is used.

(2)	Intangible fixed assets

The straight-line method is applied. The amortization period of software for internal use (5-10 years) is determined based on estimated internal useful lives.

4.	Deferred assets

Bond issuance cost and stock issuance cost are charged to income when incurred.

5.	Accounting policies for reserves

(1)	Allowance for doubtful accounts

The Company provides the allowance for possible losses on doubtful accounts. For performing assets, allowance is calculated based on the past loss experience. For non-performing assets, it is based on the management’s assessment of recoverability of the assets, and amount expected to be non-recoverable is provided for.

(2)	Reserve for bonuses

Reserve is provided for bonus payments to employees and operating officers at the amount accrued at the end of the period, based on the estimated future payments and service periods.

(3)	Reserve for retirement benefits

Reserve for retirement benefits is provided for future retirement benefits to employees based on actuarial retirement benefits and plan assets at end of year.

Prior service cost is charged to income in the period which the cost is recognized.

Net actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

(4)	Reserve for retirement benefits for directors, operating officers and corporate auditors

Reserve for retirement benefits for directors, operating officers and corporate auditors is provided for future retirement benefits for them at the amount accrued at the end of the period, based on prescribed calculation method.

6.	Accounting of lease transactions

Financing leases other than those for which the ownership of leased property transfers to the lessee are accounted for as ordinary rental transactions.

(Mizuho Securities)

7.	Accounting for hedging transactions

Gains or losses resulting from forward foreign exchange transactions entered into in order to hedge the exchange risk of foreign currency denominated equity investments in subsidiaries are deferred when they qualify for hedge accounting.

Borrowings in foreign currency entered into to hedge exchange risk of foreign currency denominated operating investment securities are accounted for under fair value hedge accounting.

Interest rate swaps to hedge interest rate rise of borrowings are, when they qualify for exceptional treatment, accounted for under exceptional method as permitted under Japanese GAAP.

Loans in foreign currencies, with currency swap to hedge the foreign currency risk, are treated as if they were loans in JPY, provided certain conditions are met.

8.	Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Change in the basis of nonconsolidated financial statement

Application of new depreciation method

The company changed its depreciation method for assets acquired on or after April 1, 2007 to comply with Tax Reform Act 2007 and “the treatment of depreciation for audit purpose at the present stage” (JICPA Audit and Assurance Practice Committee Report No.81, April 25, 2007). The effect on the consolidated financial statements is negligible .

Notes to nonconsolidated balance sheets

1.	Accumulated depreciation of tangible fixed assets

	(Unit: millions of yen)
	As of Mar. 31, 2007	As of Mar. 31, 2008
	7,332	9,266

2.      Subordinated debt

Bonds, notes, long-term borrowings, and long-term borrowings from affiliates include Subordinated debts provided in Article 176 of “Cabinet Office Ordinance Concerning Financial Instruments Business “ (Cabinet Office Ordinance No.52, 2007), and the amounts are as follows.

	As of Mar. 31, 2007	As of Mar. 31, 2008
Subordinated bonds (Bonds and notes)	40,000	40,000
Subordinated borrowings	138,000	236,000
(Long-term and Short-term borrowings, Long-term borrowings from affiliates)
3. Loan balance as per “Money Lending Business Law” (Law 32, 1983)
	As of Mar. 31, 2007	As of Mar. 31, 2008
	5,000	2,028

(Mizuho Securities)

Notes to nonconsolidated statements of operations

1.	Net profits or losses per share

(Unit: yen)
Year ended Mar. 31, 2007	Year ended Mar. 31, 2008

7,553.61	(100,935.91)

2.	Details of non-ordinary profits / losses

	(Unit: millions of yen)
	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008
Non-ordinary profits
Gain from sales of investment securities	—	18,442
Gain on liquidation of investment securities	3	—
Release of allowance for doubtful accounts	5	0
Other	—	9

	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008

Non-ordinary losses
Loss on sale or disposal of fixed assets	107	662
Valuation loss on investment securities	102	4,535
Liquidation loss on investment securities	—	8
Valuation loss on subsidiary stock	—	431,011
Loss on impairment of fixed assets	—	4
Valuation loss on golf membership	—	5
Provision for securities transaction liability reserve	307	—
Provision for futures transaction liability reserve	21	—
Merger-related expenses	—	2,847
Provisions for reserve for retirement benefits for directors and operating officers for past fiscal year	225	—
Others	3	—

Notes to nonconsolidated statements of changes in net assets

Treasury stock:

The Company has no treasury stocks at the end of both previous and this period.

(Mizuho Securities)

Nonconsolidated Financial Data

(for the year ended March 31, 2008)

1.	Commission Income

(1)	Breakdown by categories

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Brokerage commission	8,476	6,274	74.0%
(Stocks)	(7,889)	(5,823)	(73.8%)
(Bonds)	(563)	(431)	(76.5%)
Underwriting and selling commission	24,831	14,725	59.3%
(Stocks)	(16,123)	(4,537)	(28.1%)
(Bonds)	(8,321)	(9,284)	(111.6%)
Subscription and distribution commission	1,355	2,145	158.2%
(Stocks)	(1)	(866)	( —)
(Bonds)	(552)	(371)	(67.3%)
(Investment trusts)	(382)	(500)	(130.8%)
Other commissions received	37,556	36,668	97.6%

Total	72,221	59,813	82.8%

(2)	Breakdown by products

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Stocks	28,023	13,976	49.9%
Bonds	20,910	18,108	86.6%
Investment trusts	3,703	4,968	134.2%
Others	19,583	22,759	116.2%

Total	72,221	59,813	82.8%

2.	Trading profit / loss

	(Unit: Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Stocks	12,953	(12,362)	—
Bonds	18,405	(26,813)	—
Others	3,608	12,783	354.2%
(of which Foreign exchange)	(1,718)	(13,737)	(799.5%)

Total	34,967	(26,393)	—

3.	Trading volume of stocks (excluding futures transaction)

		(Unit: Millions of stocks, Millions of yen)
		Year ended March 31, 2007		Year ended March 31, 2008		Period-to-period comparison (%)
		No. of stocks	Amount	No. of stocks	Amount	No. of stocks	Amount
Total		14,896	24,915,253	17,131	26,600,589	115.0%	106.8%
(Proprietary)	a	(6,153)	(10,059,930)	(8,245)	(12,396,108)	(134.0%)	(123.2%)
(Brokerage)	b	(8,742)	(14,855,323)	(8,885)	(14,204,481)	(101.6%)	(95.6%)

b/(a+b)		58.7%	59.6%	51.9%	53.4%

TSE share		1.4%	1.7%	1.5%	1.7%

(Mizuho Securities)

4.	Volume of underwriting, subscription and distribution

			(Unit: Millions of stocks, Millions of yen)
			Year ended March 31, 2007	Year ended March 31, 2008	Period-to-period comparison (%)
Underwriting	Stocks	(No. of stocks)	499	55	11.1%
	Stocks	(Amount)	500,346	92,939	18.6%
	Bonds	(Face amount)	4,664,939	4,990,986	107.0%

Subscription and distribution*	Stocks	(No. of stocks)	492	57	11.6%
	Stocks	(Amount)	963,788	445,429	46.2%
	Bonds	(Face amount)	2,286,959	2,691,427	117.7%
	Investment trusts	(Face amount)	780,188	735,138	94.2%

*	Including selling and distribution of private placement.

5.	Capital adequacy ratio

			(Unit: Millions of yen)
			As of March 31, 2007	As of March 31, 2008
Basic capital		(A)	363,602	325,742
Supplementary Capital	Unrealized gain on other securities, net of taxes		26,020	409
	Statutory reserves		2,027	2,027
	Allowance for doubtful accounts		5	4
	Long-term subordinated debt		89,000	153,000
	Short-term subordinated debt		89,000	123,000

	Total	(B)	206,053	278,441

Deduction: Disallowed assets		(C)	231,357	228,333

Capital after deduction	(A)+(B)–(C)	(D)	338,298	375,849

Amount of risks	Market risk		95,718	90,833
	Counterparty risk		11,890	21,171
	Basic risk		20,926	28,802

	Total	(E)	128,535	140,808

Capital adequacy ratio	(D)/(E)		263.1%	266.9%

(note)	1. Market risk is calculated with internal market risk model.

2. Details of long-term and short-term subordinated debts are as below:

	(Unit: Millions of yen)
	Date of issue/borrowing	Maturity/Due date		Amount	Short/Long	Notes
Subordinated bonds	March 19, 2004	March 19, 2009		40,000	Short-term	Lump sum

Subordinated borrowings	March 19, 2004	March 19, 2009		11,000	Short-term	Final payment

	March 29, 2005	April 20, 2015		20,000	Long-term	Lump sum

	May 30, 2006	May 30, 2016		10,000	Long-term	Lump sum

	May 30, 2006	March 31, 2010		5,000	Short-term	Installment

		March 31, 2011		5,000

		March 31, 2012	5,000	2,000	Short-term

				3,000	Long-term

		March 31, 2013	15,000	3,000	Short-term	Final payment

				12,000	Long-term

	September 28, 2006	September 28, 2010		5,000	Short-term	Installment

		September 28, 2011		5,000

		September 28, 2012	5,000	1,000	Short-term

				4,000	Long-term

		September 28, 2013		15,000		Final payment

	January 31, 2007	January 31, 2011		5,000	Short-term	Installment

		January 31, 2012		5,000

		January 31, 2013	5,000	1,000	Short-term

				4,000	Long-term

		January 31, 2014		15,000	Long-term	Final payment

	July 20, 2007	July 20, 2011		5,000	Short-term	Installment

		July 20, 2012		5,000

		July 20, 2013		5,000	Long-term

		July 20, 2014		35,000		Final payment

	March 28, 2008	April 28, 2013		10,000	Long-term	Installment

		April 28, 2014		10,000

		April 28, 2015		10,000		Final payment

	March 28, 2008	February 28, 2012		10,000	Short-term	Installment

		February 28, 2013		15,000		Final payment

Long-term subordinated debts total				153,000

Short-term subordinated debts total				123,000

6.	Number of directors, corporate auditors and employees

	(Unit: Person)
	As of March 31, 2007	As of March 31, 2008
Directors and corporate auditors	9	9
Employees	1,775	1,852

(Mizuho Securities)

(Reference Data)

Quarterly Trends in Nonconsolidated States of Operations

	(Unit: Millions of yen)
Descriptions	Three months ended Mar. 31, 2007	Three months ended Jun. 30, 2007	Three months ended Sep. 30, 2007	Three months ended Dec. 31, 2007	Three months ended Mar. 31, 2008
Operating Revenues	38,349	42,446	15,290	26,718	9,460
Commission	19,319	14,109	15,402	12,227	18,074
Trading profits (losses)	8,846	18,213	(16,132)	1,022	(29,496)
Net gains (losses) on operating investment securities	(3)	937	3,311	(843)	2,220
Interest and dividend income	10,187	9,185	12,710	14,311	18,662
Interest expense	7,233	8,752	10,027	12,297	13,122

Net operating revenues (losses)	31,116	33,693	5,263	14,420	(3,661)

Selling, general and administrative expenses	20,035	20,805	20,004	19,172	19,986
Commissions and other transaction-related expenses	4,753	5,572	6,700	4,838	4,544
Compensation and benefits	8,012	8,002	6,214	6,791	7,006
Occupancy	3,324	3,639	3,362	3,923	4,197
Data processing and office supplies	1,592	1,449	1,545	1,166	1,244
Depreciation	1,075	1,077	1,193	1,474	1,740
Amortization of goodwill	60	15	15	15	15
Taxes and dues other than income taxes	459	489	343	482	697
Others	758	558	630	480	541

Operating profits (losses)	11,080	12,888	(14,741)	(4,751)	(23,648)

Non-operating revenues	1,120	9,351	207	306	923
Non-operating expenses	932	1,016	1,214	1,812	2,125

Ordinary profits (losses)	11,268	21,223	(15,748)	(6,258)	(24,850)

Non-ordinary profits (losses)	0	6	(0)	18,362	83
Non-ordinary losses	335	187	460	191,379	247,047

Profits (losses) before income taxes	10,933	21,042	(16,209)	(179,275)	(271,813)

Income taxes—current	6,114	6,798	(6,475)	771	(116)

Income taxes—deferred	(2,138)	962	(126)	(1,619)	(8,591)

Net profits (losses)	6,957	13,280	(9,607)	(178,427)	(263,106)

Mizuho Securities Co., Ltd.

[Reference] Breakdown of securitization products (Mizuho Securities (including overseas subsidiaries))

	(JPY Bn, round figures) [Managerial accounting basis]	Balances as of Dec. 31, 2007	Balances as of Mar. 31, 2008		Marks (%) as of Mar. 31, 2008	Realized Gains/Losses for FY2007
		(Fair Value)	(Fair Value)		(=Fair Value/Face Value)
1	Foreign currency denominated securitization products	470		100	22	-404
2	ABSCDOs (*1)	280		50	18	-235
3	CDOs backed by RMBS	160	(*2)	20	10	-220
4	Hedged by CDS with a non-investment grade financial guarantor	30		10	17	-54
5	CDOs except above	110		30	83	-15
6	CDOs backed by CMBS	0		0	8	-4
7	Hedged by CDS with a non-investment grade financial guarantor	80		0	—	-10
8	RMBS	180		50	27	-164
9	RMBS backed by US subprime mortgage loans	30		15	31	-35
10	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	150		35	26	-129
11	ABS, CLOs and others	20		0	67	-5
12	CMBS	10		0	43	-3
13	Foreign currency denominated securitization products + JPY denominated securitization products			350		-413

(*1)	CDO exposures hedged by CDS with a non-investment grade US financial guarantor (monoline), net of allowances, listed in line 4 and 7, are included
(*2)	The proportion of US subprime mortgage related assets to the total underlying assets was approximately 20%